Exhibit 99.1

IAMGOLD Corporation

Reconciliation with United States Generally Accepted Accounting Principles

For the three month periods ended March 31, 2009 and 2008

(Unaudited)

IAMGOLD Corporation (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). The interim unaudited consolidated financial statements of the Company as at March 31, 2009 and for the three month period then ended have been prepared in accordance with Canadian GAAP for interim financial reporting. Such principles differ in certain respects from U.S. GAAP. The effects of these differences on the Company’s unaudited interim consolidated financial statements for the three month periods ended March 31, 2009 and 2008 are provided in the following Canadian GAAP to U.S. GAAP reconciliation which should be read in conjunction with the Company’s unaudited interim consolidated financial statements.

Consolidated Statements of Earnings:

(in 000’s except per share amounts)	Three months ended March 31,
	2009	2008
Net earnings from continuing operations reported under Canadian GAAP	$52,503	$34,373

Non-controlling interest (Note 4(ii))	1,510	862
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (Note 1(a))	(12,598)	(14,003)
Sadiola and Yatela equity earnings under U.S. GAAP (Note 1 (a))	13,582	15,840
Reduction of Tarkwa and Damang equity earnings under U.S. GAAP (Note 1(a))	(2,023)	(1,968)
Exploration expensed (Note 1(b))	(15,410)	(10,342)
Transaction costs (Note 2)	(5,369)	—
Gain on previously held equity interest in Orezone (Note 2)	28,882	—
Warrants (Note 1(e))	(53)	9,393
Other	(64)	(38)
Income taxes on the above items	(1,334)	2,452

Net income, U.S. GAAP	59,626	36,569
Net income attributable to non-controlling interests in subsidiaries	(1,510)	(862)

Net income attributable to equity holders of IAMGOLD	$58,116	$35,707

Basic and diluted net earnings (loss) per share attributable to equity holders of IAMGOLD	0.19	0.12

Consolidated Statements of Comprehensive Income:

The statements of comprehensive income for the three months ended March 31, 2009 and March 31, 2008 would be presented as follows on a U.S. GAAP basis:

(in 000’s)	Three months ended March 31,
	2009	2008
Net income, U.S. GAAP	$59,626	$36,569
Other comprehensive income (loss):
Change in unrealized gains (losses) on available-for-sale financial assets, net of tax	508	(415)
Cumulative translation adjustment (Note 1(b),(f))	(16,116)	(6,825)

Comprehensive income, U.S. GAAP	44,018	29,329
Less: Comprehensive income attributable to non-controlling Interest	(1,510)	(862)

Comprehensive income attributable to equity holders of IAMGOLD	$42,508	$28,467

Consolidated Statements of Shareholders’ Equity:

The cumulative effect of the U.S. GAAP differences discussed below on the Company’s consolidated shareholders’ equity is as follows:

(in 000’s)	March 31, 2009	December 31, 2008
Shareholders’ equity based on Canadian GAAP	$2,190,635	$1,655,666
Impact on shareholders’ equity of U.S. GAAP adjustments:
Reclassification of non-controlling interests in subsidiaries associated with the adoption of SFAS 160 (Note 4(ii))	15,896	14,386
Accounting for equity investments under U.S. GAAP (Note 1(a))	(12,768)	(13,752)
Tarkwa & Damang stripping costs (Note 1(a))	(21,926)	(19,903)
Accumulated exploration expensed (Note 1(b))	(68,881)	(54,923)
Accumulated amortization of royalty interests (Note 1(d))	(1,988)	(1,958)
Purchase allocation adjustments to exploration & development on Orezone acquisition (Note 2)	5,852	—
Purchase allocation adjustments to future income and mining tax liability on Orezone acquisition (Note 2)	(1,170)	—
Goodwill on Orezone acquisition (Note 2)	46,587	—
Other	(185)	48
Income taxes on the above	15,370	16,704

Shareholders’ equity based on U.S. GAAP	$2,167,422	$1,596,268

Consolidated Statements of Cash Flows:

Cash flows from operating activities, financing activities and investing activities would be presented as follows on a US GAAP basis:

(in 000s)	Three months ended March 31,
	2009	2008
Operating activities	$28,023	$38,126
Investing activities	16,148	(27,678)
Financing Activities	200,540	(7,653)
Impact of foreign exchange on cash balances	(7,506)	(322)

Net increase in cash and cash equivalents under US GAAP	237,205	2,473
Cash and cash equivalents, beginning of period under US GAAP	89,978	95,693

Cash and cash equivalents, end of period under US GAAP	$327,183	$98,166

Consolidated Balance Sheet:

The Company’s balance sheets prepared under U.S. GAAP are presented below:

As at March 31, 2009 (in 000’s)	Cdn GAAP	Equity Adjustments Note 1(a)	Other US GAAP Adjustments	US GAAP
ASSETS
Current Assets:
Cash and cash equivalents	$371,669	$(44,486)	$—	$327,183
Gold bullion	40,408	—	—	40,408
Receivables and other current assets	56,649	(13,546)	—	43,103
Inventories	105,129	(24,385)	—	80,744

	573,855	(82,417)	—	491,438

Other long-term assets	105,306	(61,992)	—	43,314
Equity investments (Note 1(a))	149,829	95,319	—	245,148
Royalty interests (Note 1(d))	30,135	—	(1,988)	28,147
Mining assets (Note 1(b), Note 2)	1,087,896	(43,222)	(92,344)	952,330
Exploration and development (Note 1(b), Note 2)	424,246	—	29,315	453,561
Goodwill (Note 2)	339,360	—	46,587	385,947
Other intangible assets	11,280	—	—	11,280

	$2,721,907	$(92,312)	$(18,430)	$2,611,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	172,505	(39,791)	(1,647)	131,067
Credit facility	40,000	—	—	40,000
Current portion of long-term liabilities	17,446	(1,791)	—	15,655
Deferred revenues	—	—	1,631	1,631

	229,951	(41,582)	(16)	188,353
Long-term liabilities:
Long-term debt	5,200	—	—	5,200
Future income and mining tax liability (Notes 1(b),(d),(f), Note 2)	203,211	2,349	(14,200)	191,360
Asset retirement obligations	70,682	(18,385)	—	52,297
Other long-term liabilities	6,332	—	—	6,332
Warrants (Note 1(e))	—	—	201	201

	515,376	(57,618)	(14,015)	443,743

Non-controlling interest (Note 4(ii))	15,896	—	(15,896)	—

Shareholders’ equity:
Common shares (Note 1(c))	2,155,566	—	10,047	2,165,613
Contributed surplus (Note 1(c))	38,809	—	(24,358)	14,451
Warrants (Note 1(e))	148	—	(148)	—
Retained earnings (Notes 1(a),(b),(c),(d),(e),(f), Note 2)	74,400	(34,694)	(25,380)	14,326
Accumulated other comprehensive income (loss) (Note 1(b),(f))	(78,288)	—	7,668	(70,620)

Total IAMGOLD shareholders’ equity	2,190,635	(34,694)	(32,171)	2,123,770
Non-controlling interests in subsidiaries (Note 2, 4(ii))	—		43,652	43,652

Total equity	$2,190,635	$(34,694)	$11,481	$2,167,422

	2,721,907	(92,312)	(18,430)	2,611,165

As at December 31, 2008 (in 000’s)	Cdn GAAP	Equity Adjustments (Note 1(a))	Other US GAAP Adjustments	US GAAP
ASSETS
Current Assets:
Cash and cash equivalents	$117,989	$(28,011)	$—	$89,978
Gold bullion	70,191	—	—	70,191
Receivables and other current assets	64,163	(18,194)	—	45,969
Inventories	92,801	(21,006)	—	71,795

	345,144	(67,211)	—	277,933
Other long-term assets	105,235	(60,609)	—	44,626
Equity investments (Note 1(a))	153,171	83,760	—	236,931
Royalty interests (Note 1(d))	30,801	—	(1,958)	28,843
Mining assets (Note 1(b))	1,041,555	(51,049)	(36,963)	953,543
Exploration and development (Note 1(b))	121,689	—	(17,960)	103,729
Goodwill	342,046	—	—	342,046
Other intangible assets	12,045	—	—	12,045

	$2,151,686	$(95,109)	$(56,881)	$1,999,696

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	146,668	(41,584)	(2,394)	102,690
Dividends payable	17,740	—	—	17,740
Credit facility	50,000	—	—	50,000
Current portion of long-term liabilities	25,291	(1,769)	—	23,522
Deferred revenues	—	—	2,346	2,346

	239,699	(43,353)	(48)	196,298
Long-term liabilities:
Long-term debt	5,467	—	—	5,467
Future income and mining tax liability (Notes 1(b),(d))	159,739	21	(16,704)	143,056
Asset retirement obligations	70,490	(18,122)	—	52,368
Other long-term liabilities	6,239	—	—	6,239

	241,935	(18,101)	(16,704)	207,130

Non-controlling interest (Note 4(ii))	14,386	—	(14,386)	—

Shareholders’ equity:
Common shares (Note 1(c))	1,655,755	—	10,046	1,665,801
Contributed surplus (Note 1(c))	39,242	—	(24,358)	14,884
Retained earnings (Notes 1(a),(b),(c),(d),(e))	21,897	(33,655)	(32,032)	(43,790)
Accumulated other comprehensive income (loss) (Note 1(b),(f))	(61,228)	—	6,215	(55,013)

Total IAMGOLD shareholders’ equity	1,655,666	(33,655)	(40,129)	1,581,882
Non-controlling interests in subsidiaries (Note 4(ii))	—		14,386	14,386

Total equity	$1,655,666	$(33,655)	$(25,743)	$1,596,268

	2,151,686	(95,109)	(56,881)	1,999,696

Note 1 – Notes to the U.S. GAAP Reconciliation:

(a)	Investments in Sadiola, Yatela, Tarkwa and Damang:

Under Canadian GAAP, the Company accounts for its interests in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

For U.S. GAAP purposes, the Company’s share of earnings from its investments has been adjusted for the following items:

(i)	Exploration and development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(ii)	Start-up costs:

U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

(iii)	Deferred stripping costs:

Under Canadian GAAP, the Company capitalized stripping costs incurred during the period relating to betterments at Yatela, Tarkwa and Damang. These costs will be amortized on a units-of-production basis over the reserves that directly benefit from the stripping activity. Under U.S. GAAP, the Company accounts for stripping costs as a variable production cost in accordance with Emerging Issues Task Force (EITF) 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, and Statement of Financial Accounting Standards (SFAS) 151, Inventories.

(iv)	Future income taxes:

Tax adjustments related to the above items.

(b)	Exploration expensed:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

Also associated with the exploration expense adjustment described above would be the impact on cumulative translation adjustment pertaining to exploration costs undertaken by the Company’s self-sustaining foreign denominated operations.

A difference in classification on the cash flow statement also arises as expenditures associated with capitalized exploration costs under Canadian GAAP are treated as an investing activity whereas under U.S. GAAP, such exploration costs are expensed and shown in the operating section of the cash flow statement.

(c)	Stock-based compensation:

Effective January 1, 2006, the Company adopted SFAS 123(R), Share-Based Payments, to account for share based payments to employees, directors and consultants. The adoption of SFAS 123(R) did not have a material impact on stock-based compensation expense for 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with SFAS 123.

The cumulative balance sheet impact of the Company’s initial adoption of SFAS 123 as it relates to stock options granted in years prior to adoption and APB 25 as it relates to stock appreciation rights granted prior to 2002 have been reflected in the U.S. GAAP balance sheets.

There were no income statement impacts for the three months ended March 31, 2009 and 2008 for the items described above.

(d)	Royalty interests:

Under Canadian GAAP, depreciation and amortization of royalty interests is calculated on the units-of-production method based upon the estimated mine life corresponding to the property’s reserves and resources whereas under U.S. GAAP, the calculations are made based upon proven and probable mineable reserves.

(e)	Warrants:

Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders’ equity. Under U.S. GAAP, issuers having warrants with an exercise price denominated in a currency other than the issuer’s functional currency are required to treat the fair value of the warrants as a liability and to mark to market those warrants through net earnings.

(f)	Flow Through Shares:

On March 5, 2008, the Company issued 928,962 flow-through common shares for the Westwood project totaling C$8,500,000 which will have to be spent in fiscal 2008. Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares. Under U.S. GAAP, these exploration expenditures were recorded as an expense [Note 1(b)] which results in the accounting and tax basis of these expenditures being equal and no temporary taxable difference being required.

Under U.S. GAAP SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. This liability was reversed into earnings when the Company renounced its tax benefits in December 2008.

Note 2 – Acquisition of Orezone Resources Inc.

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone Resources Inc. (“Orezone”). Under Canadian GAAP, this transaction did not meet the definition of a business combination and was recorded as an acquisition of an asset.

The Company has adopted SFAS 141(R) “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements” prospectively for all business combinations for which the acquisition date is on or after January 1, 2009. Accordingly, the Company has applied the new SFAS 141(R) and SFAS 160 statements to the Orezone transaction.

From the perspective of a market participant, the inputs and processes acquired under the transaction are capable of being conducted and managed to produce outputs. Accordingly, although the Essakane project has not commenced planned principal operations and is in the development stage, this transaction would be accounted for as a business combination under SFAS 141(R).

Total consideration for the business combination under SFAS 141(R) would be equivalent to Canadian GAAP except in two areas. Firstly, SFAS 141(R) requires that IAMGOLD’s previously owned 16.6% equity interest in Orezone be revalued to its acquisition-date fair value and the resulting gain be recognized into the statement of earnings. Under Canadian GAAP, there is no such revaluation requirement and the carrying value of the Orezone private placement of $12,513,000 was included as part of consideration paid for the asset. Under U.S. GAAP, the acquisition-date fair value of the Orezone private placement of $41,395,000 is included as part of consideration and the resulting $28,882,000 gain was recognized in the statement of earnings for the period.

SFAS 141(R) requires that acquisition-related transaction costs be expensed as incurred. Under Canadian GAAP, such transaction costs were included as part of the total consideration paid for the asset. Total transaction costs incurred in connection with the transaction of $5,369,000 have been expensed in the period.

Finally, SFAS 141(R) requires non-controlling (minority) interests to be measured at their acquisition-date fair values. This resulted in the recognition of non-controlling interest of $27,756,000 associated with Orezone. Non-controlling interest in Orezone was not recognized under Canadian GAAP as the Orezone acquisition was accounted for as an asset acquisition.

The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. Goodwill is recognized as the excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in Orezone and the acquisition date fair value of the previously owned equity interest over the net of the acquisition date-fair values of the identifiable assets acquired and liabilities assumed.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the acquisition date. IAMGOLD is in the process of finalizing the valuations of certain exploration and development assets acquired and associated future tax impacts.

Preliminary Fair Value at February 25, 2009:

Assets acquired and liabilities assumed
Current assets	$2,414
Other long-term assets	18
Exploration and development	345,093
Goodwill	46,587
Current liabilities	(15,013)
Debt	(40,000)
Convertible debenture	(8,276)
Future income and mining tax liability	(41,449)
Non-controlling interest	(27,756)

$261,618

Consideration Paid
Issuance of shares	$220,735
Initial private placement investment	41,395
Additional subscription	3,975
Options issued	684
Warrants	148
Less: Cash and cash equivalents acquired	(5,319)

$261,618

The total amount of goodwill arising from the transaction that is expected to be deductible for tax purposes is Nil. The assignment of goodwill to the Company’s reporting units has not yet been completed.

Pro forma consolidated income statement information for the periods ended March 31, 2008 and March 31, 2009 have not been presented as all costs associated with the Essakane project would be capitalized as part of development costs.

Note 3 – Fair Value Measurements

SFAS 157 specifies a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. These two types of inputs have created the following fair value hierarchy:

•	Level 1: Quoted prices for identical instruments in active markets;

•

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair values of the Company’s financial assets at March 31, 2009 are:

(in 000’s)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial Assets:
Derivatives:
Heating oil call option Contracts	$—	$599	$—	$599
Held for trading:
Warrants included in marketable securities	—	355	—	355
Available-for-sale:
Marketable securities, excluding warrants	9,085	—	—	9,085

Total	$9,085	$954	$—	$10,039

Financial Liabilities:
Derivatives:
Foreign currency collars	$—	$2,390	$—	$2,390
Gold forward sales	—	3,919		3,919
Warrant liability	—	201	—	201

Total	$—	$6,510	$—	$6,510

Note 4 – United States accounting pronouncements adopted effective January 1, 2009:

(i)	Fair Value Measurements:

Effective January 1, 2009, the Company adopted FSP FAS157-2 “Effective Date of FASB Statement No. 157”, which delayed the effected date of SFAS 157 for nonfinancial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal 2009. The adoption of this standard did not have a material impact on the Company.

(ii)	Business Combinations & Non-controlling interests:

The Company adopted prospectively the provisions outlined in SFAS 141 (R) “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements” for all business combinations with an acquisition date on or after January 1, 2009. Accordingly, these two new statements were required to be applied to the accounting for the Company’s acquisition of Orezone Resources Inc. on February 25, 2009 [Note 2].

In addition, SFAS 160 required the following provisions to be adopted retrospectively: (i) the reclassification of non-controlling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and non-controlling interests. These changes to the presentation of previously reported line items of non-controlling interests have been disclosed in this Canadian-U.S. GAAP reconciliation.

(iii)	Disclosures about derivative instruments and hedging activities:

Effective January 1, 2009, the Company prospectively adopted the provisions of SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”. There were no additional disclosures required upon adoption of SFAS No. 161 that were not already incorporated into the Company’s Canadian GAAP financial statement disclosures for the three months ended March 31, 2009. The adoption of SFAS No. 161 did not affect the Company’s accounting for derivative financial instruments.

(iv)	Determination of the useful life of intangible assets:

Effective January 1, 2009, the Company prospectively adopted FSP 142-3, “Determination of the Useful Life of Intangible Assets”, which did not have an impact on the consolidated financial statements.

(v)	Determining whether an instrument (or embedded feature) is indexed to an entity’s own stock:

Effective January 1, 2009, the Company prospectively adopted EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, which did not have an impact on its consolidated financial statements.

(vi)	Accounting for convertible debt instruments that may be settled in cash upon conversion:

Effective January 1, 2009, the Company applied, on a retrospective basis, the provisions outlined in FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Settlement)”. The adoption of this FSP did not have an impact on the Company’s financial reporting.

Note 5 – Recently issued accounting pronouncements:

(i)	Employers’ Disclosures about Postretirement Benefit Plan Assets:

In December 2008, FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which provides enhanced guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 revises disclosure requirements on pension and postretirement plan assets from those required in the original SFAS No. 132 after the FASB decided disclosures about fair value measurements for postretirement plan assets were not within the scope of SFAS No. 157. The disclosures about plan assets required by FSP FAS 132(R)-1 are effective for fiscal years ending after December 15, 2009, with early application permitted. Upon initial application, disclosures are not required for earlier periods that are presented for comparative purposes. The Company is currently evaluating the impact that the adoption of FSP No. FAS 132(R)-1 will have on its financial disclosures.

(ii)	Subsequent events:

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” which establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. SFAS 165 is effective for interim or annual periods ending after June 15, 2009. The adoption of SFAS No. 165 is not expected to have a material effect on the Company’s financial statements.

(iii)	Financial instruments and fair values:

In April 2009, the FASB released three FSP’s intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, provides additional guidelines for estimating fair value in accordance with SFAS No. 157. FSP FAS 115-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, provides additional guidance related to the disclosure of impairment losses on securities and the accounting for impairment losses on debt securities. FSP FAS 115-2 does not amend existing guidance related to other-than-temporary impairments of equity securities. FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, increases the frequency of fair value disclosures. All of the aforementioned FSPs are effective for interim or annual periods ending after June 15, 2009. The Company is currently evaluating the impact, if any, that the adoption of the aforementioned FSPs will have on the consolidated financial statements.